

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Mr. Kelly Hickel
President, Secretary, Treasurer, Chief Executive Officer,
Chief Financial Officer and Director
TheraBiogen, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

Re: TheraBiogen, Inc.
    Form 10-K for the Year Ended February 28, 2010
    Form 10-Q for the Quarterly Period Ended May 31, 2010
    Form 10-Q for the Quarterly Period Ended August 30, 2010
    Form 10-Q for the Quarterly Period Ended November 30, 2010
    File No. 000-53008

Dear Mr. Hickel:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within 10 business days by amending your Forms 10-Q for the quarterly periods ended May 31, 2010, August 31, 2010, and November 30, 2010 or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing amendments to your filings, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended May 31, 2010
Exhibit 31.1

1. Please amend your filing to include the managements' certifications as required under Rule 13a-14(a)/15d-14(a) and 13a-14/15d-14.

Forms 10-Q for the Quarterly Period Ended August 31, 2010 and November 30, 2010
Exhibit 31.1

2. Please amend these filings to revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant